March 30, 2012
By EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Kevin Woody
Wilson Lee

Re:    Federal Realty Investment Trust (the “Company”)
Form 10-K for the year ended December 31, 2011
Filed on February 16, 2012
File No. 001-07533

Ladies and Gentlemen:
This letter responds to your letter dated March 28, 2012, providing comments relating to the Company's Form 10-K for the fiscal year ended December 31, 2011. In order to facilitate the Staff's review of this letter, we have restated each of your numbered comments which required a response below and have included the Company's response underneath each comment.
Form 10-K for the year ended December 31, 2011

Same Center, page 35

1.
We have considered your response to comment two and note your utilization of same-center terminology to provide a user-friendly way for investors to understand changes in your properties. In the interest of expanding upon your user-friendly use of same-center terminology, please revise future periodic filings to include the following:

•	Disclosure of the number of properties designated as same center properties, redevelopment and expansion properties.

•	Disclosure of the number of properties removed from and added to the same center designation from the prior year.

•	Expand upon your existing definition of same-center to discuss at what point in the redevelopment or expansion process do you include and exclude them from your same center designation.

Response:

We will include the above disclosures in future periodic filings.

Note 5 - Real Estate Partnerships, pages F-17

Taurus Newbury Street JV II Limited Partnership

2.
We have considered your response to comment three and note that you calculate an estimate of the gain on sale by utilizing the investment balance at December 31, 2011, net of the cash you received at closing as part of the sale. Please provide us your calculation of the estimated gain and clarify how the repayment of the $11.8 million loans you provided to the joint venture factored into your calculation.

Response:

At closing of the sale, we received $34.6 million comprised of $11.8 million to repay the outstanding loans we made to the joint venture and $22.8 million as our remaining share of the proceeds. The full $11.8 million principal balance on the loans was repaid and therefore, did not impact the gain calculation. The $11.8 million estimated gain on sale was calculated as follows:

Sale proceeds after repayment of the loans of $22.8 million less our net equity investment in the joint venture (after repayment of the loans) of $11.0 million for an estimated gain on sale of $11.8 million.

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8166.

Thank you for your consideration in these matters.

Sincerely,

/s/ Andrew P. Blocher
Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust

cc:    Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP
Richard P. LaFleur, Grant Thornton LLP